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                                    EXHIBIT 8


[UGLY DUCKLING LOGO]

December 14, 2001

Dear Ugly Duckling Stockholder:

     Ugly Duckling Corporation ("Ugly Duckling" or the "Company") has entered into a definitive agreement with Ernest C. Garcia II, Gregory B. Sullivan, UDC Holdings Corp., which is majority-owned by Mr. Garcia, and UDC Acquisition Corp., a wholly-owned subsidiary of UDC Holdings Corp. ("Acquisition Corp."), pursuant to which Acquisition Corp. will acquire all of the outstanding shares of Ugly Duckling common stock through a revised tender offer at $3.53 per share, leading to a subsequent merger at the same per share price. Enclosed with this letter you will find Acquisition Corp.'s revised tender offer materials reflecting the increased offer price and other terms agreed with Ugly Duckling.

     When Acquisition Corp. commenced its tender offer at $2.51 per share, Ugly Duckling's Board of Directors formed a Special Transaction Committee to evaluate the offer and make a recommendation to the Board regarding Ugly Duckling's recommendation to stockholders. The committee is composed of those Directors who have no affiliation with UDC Holdings Corp., Acquisition Corp., Mr. Garcia or Mr. Sullivan (collectively, the "Buyout Group"). The committee engaged its own legal counsel and financial advisor. The committee and its advisors began discussions with representatives of Acquisition Corp. regarding the proposed offer. At the same time Mr. Garcia was engaged in discussions with counsel for the plaintiffs in the pending shareholder class action litigation. As a result of these discussions, Acquisition Corp. agreed to revise its tender offer, and the parties entered into the definitive merger agreement.

     The committee has unanimously determined that the amended offer and merger agreement are fair to Ugly Duckling and its stockholders, other than the Buyout Group, and based on that determination, Ugly Duckling recommends that stockholders accept Acquisition Corp.'s amended tender offer and approve the merger. Ugly Duckling filed with the Securities Exchange Commission today Amendment No. 3 to Schedule 14D-9, a copy of which is attached hereto. Acquisition Corp. filed Amendment No. 5 to its Schedule TO, including an Amended and Restated Offer to Purchase that is enclosed with this letter. These documents describe the merger agreement and the amended offer in further detail.

     In making its determination, the committee considered a number of factors, including, without limitation, the following:

      - Ugly Duckling's business, financial condition, results of operations, assets, liabilities, business strategy and competitive position, as well as various uncertainties associated with those prospects in light of the unsettled general economic conditions.

      - The current and prospective conditions and trends in Ugly Duckling's industry and the anticipated effect of such conditions and trends on Ugly Duckling's business and its stockholders. The committee believes that the near term may be challenging for Ugly Duckling due to the current economic slowdown and the effect on the economy of national and international developments in the U.S. war on terrorism and that there is a risk that Ugly Duckling's performance and future value to stockholders would be adversely affected by these conditions.
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      -     The presentation of U.S. Bancorp Piper Jaffray to the committee at its meeting on December 6, 2001, as to various financial and other matters relevant to the committee's considerations, a copy of which is filed as an exhibit to Ugly Duckling's Amendment No. 3 to
            Schedule 14D-9 filed with the SEC on December 14, 2001.

      - The opinion of U.S. Bancorp Piper Jaffray as of December 9, 2001, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the $3.53 per share in cash to be received by the holders of Ugly Duckling common stock, other than the Buyout Group, in the amended offer and merger is fair, from a financial point of view, to such stockholders. A copy of U.S. Bancorp Piper Jaffray's fairness opinion is attached. The committee considered this to be an important factor in its determination that the amended offer and merger are fair to minority stockholders.

      - The fact that the amended offer price represents a substantial premium over recent closing sale prices of the Ugly Duckling common stock on the Nasdaq National Market. In particular, the amended offer price represents (a) a 41.8% premium over $2.49, the closing price of the common stock on the Nasdaq National Market on November 15, 2001, the last day before announcement of Mr. Garcia's intent to initiate the original tender offer, (b) a 44.7% premium over $2.44, the average closing price of the common stock on the Nasdaq National Market during the 30 days ending on November 15, 2001, (c) a 16.1% premium over $3.04, the average closing price of the common stock on the Nasdaq National Market during the 60 days ending on November 15, 2001, and (d) a 41.8% premium over $2.49, the average closing price of the common stock on the Nasdaq National Market during the 53 days following the date on which Mr. Garcia withdrew his most recent previous offer and ending on November 15, 2001. The committee noted that these premiums are comparable to the implied premiums in selected transactions as set forth in the analysis presented by U.S. Bancorp Piper Jaffray. The committee considered this to be an important factor in its determination that the amended offer and merger are fair to minority stockholders. The committee did not consider relevant the trading prices of the common stock during the pendency of Mr. Garcia's April 2001 merger proposal, which was withdrawn on September 24, 2001, because the committee believed such trading prices were influenced by the existence of the proposed merger in which the stockholders would have received $2.00 in cash and $5.00 in subordinated notes. The committee did consider relevant the historical trading prices of the common stock prior to Mr. Garcia's April 2001 proposal, which ranged from a high of $8.88 in the fourth quarter of 1999 to a low of $3.19 in the second quarter of 2001. However, the committee believed that the importance of such prior trading prices was diminished because of Ugly Duckling's deteriorating financial performance, including a substantial operating loss in the third quarter of 2001, and the worsening U.S. economy over the past 12 months.

      - The fact that the amended offer and the merger provide for a prompt cash tender offer for all shares of common stock to be followed by the merger for the same consideration, thereby enabling Ugly Duckling's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of common stock.

      - The fact that the consummation of the amended offer and the merger is likely and there are only limited conditions to the consummation of the amended offer and merger.

      - The representation of the Buyout Group that it will have sufficient funds to consummate the amended offer and the merger and the fact that the amended offer and the merger are not subject to a financing condition.


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      -     The judgment of the committee, based on arm's length negotiations with Mr. Garcia, that the amended offer price represented the highest price that Mr. Garcia or the Buyout Group would be willing to pay in the amended offer.

      - The fact that the amended offer price represents a 71% discount relative to the book value of the common stock. The committee considered this fact to weigh against determining that the amended offer and merger are fair to minority stockholders.

      - The fact that Mr. Garcia presently owns a majority of the outstanding common stock, and that it is presently proposed that, in connection with a loan by an entity owned by Mr. Garcia to Ugly Duckling, warrants to purchase 1,500,000 shares of Ugly Duckling common stock would be issued to Mr. Garcia. If these warrants are issued and exercised in full, Messrs. Garcia and Sullivan would beneficially own, in the aggregate, approximately 66% of the outstanding common stock of Ugly Duckling. Due in part to Mr. Garcia's substantial ownership, the liquidity and trading volume of the remaining outstanding shares of common stock are relatively low. Additionally, no investment banking firms currently publish research reports on Ugly Duckling. Illiquidity typically has an adverse effect on trading prices, which can be further depressed by limited research analyst coverage. The committee believes that this lack of liquidity, low trading volume and minimal analyst coverage is likely to worsen as Mr. Garcia acquires more shares, including shares which may be acquired in the amended offer.

      - The fact that the committee believed that there are only limited prospects for selling Ugly Duckling to a third party at a price per share in excess of the amended offer price, and the fact that in the course of an earlier proposal by Mr. Garcia during the Summer of 2001, a previous special committee actively sought third party offers to acquire Ugly Duckling without success. Additionally, Mr. Garcia has indicated to the committee that he is not presently interested in selling all or substantially all of his shares of common stock. The committee believes that even if Mr. Garcia agreed to sell his shares, the likelihood of successfully marketing Ugly Duckling is lower now than it was during the Summer of 2001, due to the worsening U.S. economy and the uncertainty created by other recent national and international events.

      - The possibility that if Mr. Garcia were to withdraw the amended offer, the trading price of the common stock could decline. The last reported closing price of the common stock on the Nasdaq National Market before the offer was announced was $2.49.

      - The fact that Mr. Garcia currently has sufficient voting power to approve an alternative transaction with an entity controlled by Mr. Garcia, which may involve a lower price than the amended offer price and may involve other terms and conditions less favorable to Ugly Duckling's minority stockholders than those governing the amended offer, without the affirmative vote of any other stockholders of Ugly Duckling.

      - The fact that consummation of the merger is conditioned upon the participation of holders of a majority of the outstanding shares of common stock other than the Buyout Group by either tendering their shares in the amended offer or voting in favor of the merger, and the fact that minority stockholders would be entitled to judicial appraisal of the value of their shares of common stock in connection with the merger. The committee believed that these are important procedural protections for the minority stockholders. The committee recognized that these procedural protections would not be effective in respect of shares of common stock not tendered if the merger is not consummated for any reason, including a failure to satisfy any condition precedent to the merger, and that the stockholders will not know for certain whether or not the merger will occur at the time shares are tendered. However, the committee believed that the


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            effect of this uncertainty was diminished because the merger is subject only to certain limited conditions precedent.

      - The fact that after the amended offer and merger are consummated, stockholders will not have the opportunity to participate in any future growth of Ugly Duckling.

      - The fact that the tender and acceptance of the shares of common stock will be treated as a sale of the shares for federal and most state income tax purposes, which generally will require stockholders who tender their shares to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the shares sold and their adjusted basis in the shares.

      - The fact that certain of the officers and directors of Ugly Duckling have conflicts of interest, as described in Item 3 of the amended Ugly Duckling Schedule 14D-9.

      - The fact that the plaintiffs in the pending shareholder litigation agreed to settle all claims if Mr. Garcia proceeds with the amended offer and merger.

      - The advice of Ugly Duckling's legal advisors with respect to the terms of the merger agreement, the amended offer and the merger.

      Furthermore, given these events, the Board of Directors has decided to indefinitely postpone Ugly Duckling's 2001 annual meeting of stockholders currently scheduled for December 20, 2001.

     Thank you for your careful consideration of this matter. We encourage you to read Ugly Duckling's amended Schedule 14D-9 for a more thorough discussion of Acquisition Corp.'s relationship with Ugly Duckling and the potential for conflicts of interest.

                                    Sincerely,

                                    /s/ JON D. EHLINGER

                                    Vice President, Secretary
                                    and General Counsel


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